FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2010

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Index

Item	Description of Item

1.	Summary of Minutes of the 488th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, July 9, 2010

2.	Summary of Minutes of the 110th Meeting of the Board of Directors, Cemig Distribuição S.A., July 9, 2010

3.	Summary of Minutes of the 489th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, July 19, 2010

4.	Summary of Minutes of the 111th Meeting of the Board of Directors, Cemig Distribuição S.A., July 19, 2010

5.	Summary of Minutes of the 112th Meeting of the Board of Directors, Cemig Distribuição S.A., August 3, 2010

6.	Summary of Principal Decisions of the 493rd Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, August 25, 2010

7.	Summary of Principal Decisions of the 114th Meeting of the Board of Directors, Cemig Distribuição S.A., August 25, 2010

8.	Summary of Principal Decisions of the 121st Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., August 25, 2010

9.	Material Announcement – TAESA not to acquire stakes in NTE and STE, Companhia Energética de Minas Gerais – CEMIG, September 9, 2010

10.	Material Announcement – TAESA not to acquire stake in IEMG, Companhia Energética de Minas Gerais – CEMIG, September 13, 2010

11.	Summary of the Minutes of the 115th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., June 24, 2010

12.	Summary of the Minutes of the 116th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., July 9, 2010

13.	Summary of the Minutes of the 490th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, July 29, 2010

14.	Summary of the Minutes of the 491st Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, August 3, 2010

15.	Summary of the Minutes of the 113th Meeting of the Board of Directors, Cemig Distribuição S.A., August 16, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGETICA DE MINAS GERAIS – CEMIG

	By:	/s/ Luiz Fernando Rolla
		Name:	Luiz Fernando Rolla
		Title:	Chief Financial Officer, Investor Relations Officer and Control of Holdings Officer
Date: September 15, 2010

1.                                                                                    Summary of Minutes of the 488th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, July 9, 2010

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES OF THE 488TH MEETING

Date, time and place:                  July 9, 2010 at 9 a.m. at the company’s head office,

Av. Barbacena 1200, 21st Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:                  Chairman: Djalma Bastos de Morais;

Secretary: Alexandre de Queiroz Rodrigues.

Summary of proceedings:

I          The Chairman asked the Board Members present whether they had any conflict of interest in the matters on the agenda of this meeting, and all said there was no such conflict of interest.

II        The Chairman reported the resignation of sitting and substitute members of the Company’s Board of Directors and Audit Board appointed by the stockholder Southern Electric Brasil Participações Ltda., as per letters in the company’s possession.

III      The Board approved:

a)         the proposal by the Chairman, that the members of the Board of Directors should authorize him to call an Extraordinary General Meeting of Stockholders, to be held on August 4, 2010, at 11 a.m., to decide on the change in the composition of the Board of Directors and the Audit Board; and on orientation, to be given to the representative of the Company in the Extraordinary General Meetings of Stockholders of Cemig D and Cemig GT to be held on August 4, 2010, on vote if the composition of the Board of Directors and/or the Audit Board is changed.

b)        The minutes of this meeting.

IV       The Board authorized signing of the Agreement for Participation in Auction and Implementation of the Colíder Hydroelectric Project, and the Contract for Constitution of Consortium, both between Cemig GT and Ipueiras Energia S.A. (“Ipueiras”).

The object of the Agreement for Participation in Auction and Implementation of the Colíder Hydroelectric Project is to define the principles, bases and conditions of agreement under which the parties, or the members of their respective groups as indicated by them, undertake jointly to constitute a consortium, with the registered capital divided as to 51% for Ipueiras and 49% for Cemig GT, for participation in the Aneel Auction scheduled for July 30, 2010, for signing of a concession contract with Aneel in the event of winning that Auction, and for implementation and execution of the Colíder Project.

Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil      Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The Contract for Constitution of a Consortium is for joint participation in that Auction on an exclusive basis, including signature of all the contracts and pre-contracts, and also the pre-contract for supply and construction of the generation works; and joint participation also in the implementation, operation, maintenance and commercial operation of the Colíder Hydroelectric Project.

IV                     The Board submitted to the Extraordinary General Meeting of Stockholders a proposal that the representatives of Cemig at the Extraordinary General Meetings of Stockholders of Cemig D and Cemig GT to be held on August 8, 2010 should vote in favor of the alteration of the composition of the Boards of Directors and Audit Boards, if there is a change in the composition of the Board of Directors and Audit Board of Cemig.

The following were present:

Board members:	Djalma Bastos de Morais, Aécio Ferreira da Cunha, Antônio Adriano Silva, Arcângelo Eustáquio Torres Queiroz, Francelino Pereira dos Santos,	Guy Maria Villela Paschoal, Maria Estela Kubitschek Lopes, Paulo Sérgio Machado Ribeiro, Cezar Manoel de Medeiros, Lauro Sérgio Vasconcelos David, Marco Antonio Rodrigues da Cunha.
Secretary:	Alexandre de Queiroz Rodrigues.

Alexandre de Queiroz Rodrigues

Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil      Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2.                                                                                    Summary of Minutes of the 110th Meeting of the Board of Directors, Cemig Distribuição S.A., July 9, 2010

CEMIG DISTRIBUIÇÃO S.A.

LISTED COMPANY

CNPJ 06.981.180/0001-16 – NIRE 31300020568

BOARD OF DIRECTORS

SUMMARY OF MINUTES OF THE 110TH MEETING

Date, time and place:            July 9, 2010 at 10.30 a.m. at the Company’s head office,

Av. Barbacena 1200, 17th Floor, A1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:            Chairman: Djalma Bastos de Morais;

Secretary: Alexandre de Queiroz Rodrigues.

Summary of proceedings:

I           The Chairman reported the resignation of sitting and substitute members of the Company’s Board of Directors and Audit Board appointed by the stockholder Southern Electric Brasil Participações Ltda., as per letters in the company’s possession.

II         The Board approved:

a)         The proposal by the Chairman, that the members of the Board of Directors should authorize him to call an Extraordinary General Meeting of Stockholders, to be held on August 4, 2010, at 4 p.m., to decide on the change in the composition of the Board of Directors and the Audit Board, if there is any change in the Board of Directors and the Audit Board of Cemig.

b)         The minutes of this meeting.

The following were present:

Board members:	Djalma Bastos de Morais, Aécio Ferreira da Cunha, Antônio Adriano Silva, Arcângelo Eustáquio Torres Queiroz, Francelino Pereira dos Santos,	Guy Maria Villela Paschoal, Maria Estela Kubitschek Lopes, Paulo Sérgio Machado Ribeiro, Cezar Manoel de Medeiros, Lauro Sérgio Vasconcelos David, Marco Antonio Rodrigues da Cunha.
Secretary:	Alexandre de Queiroz Rodrigues.

Alexandre de Queiroz Rodrigues

Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil      Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

3.                                                                                    Summary of Minutes of the 489th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, July 19, 2010

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES OF THE 489TH MEETING

Date, time and place:	July 19, 2010 at 3 p.m. at the company’s head office,
Av. Barbacena 1200, 21st Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:	Chairman: Djalma Bastos de Morais;
Secretary: Alexandre de Queiroz Rodrigues.

Summary of proceedings:

I           The Chairman asked the Board Members present whether they had any conflict of interest in the matters on the agenda of this meeting, and all said there was no such conflict of interest.

II         The Board approved the minutes of this meeting.

III       The Board authorized:

a)                Signing, as consenting party, jointly with Madeira Energia S.A. (MESA), Andrade Gutierrez Participações S.A., Construtora Norberto Odebrecht S.A., Fundo de Investimento em Participações Amazônia Energia, Furnas Centrais Elétricas S.A., Odebrecht Investimentos em Infra-estrutura Ltda., Odebrecht S.A., Centrais Elétricas Brasileiras S.A. (Eletrobrás), Cemig GT, and Santo Antônio Energia S.A. (SAESA), and with Banco da Amazônia S.A. as financial agent of the Constitutional Fund for Development of the Northeast (FNO), of the amendment to the Contract for Financing with Funds from the Constitutional Fund for Development of the Northeast (the FNO Financing Contract), in which Eletrobrás and Cemig will accept the FNO Financing Contract that is to be amended, in the role of guarantors and principal payers.

b)              Joint administrative tender proceedings, with the participation of Cemig, Cemig GT, Cemig D, Cemig Telecom, Efficientia S.A. and INDI (the Minas Gerais Integrated Development Institute), provided that each participant has specific authorization for this, and subsequent contracting of two advertising agencies to provide advertising services, to carry out the activities specified in the head paragraph and in §1 of Article 2 of Law 12232/2010, through different instruments for each one of these Companies, for a period of 12 months, able to be extended, upon signature of an amendment, for up to 12 months, with a maximum limit of 48 months. INDI has given an assurance that it will keep the funds in a separate specific account during the period of validity of the contracting.

The following were present:

Board members:	Djalma Bastos de Morais, Aécio Ferreira da Cunha, Antônio Adriano Silva, Arcângelo Eustáquio Torres Queiroz, Francelino Pereira dos Santos, Guy Maria Villela Paschoal,	João Camilo Penna, Fernando Henrique Schüffner Neto, Paulo Sérgio Machado Ribeiro, Cezar Manoel de Medeiros, Lauro Sérgio Vasconcelos David, Marco Antonio Rodrigues da Cunha.
Secretary:	Alexandre de Queiroz Rodrigues.

Alexandre de Queiroz Rodrigues

Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil      Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

4.                                                                                    Summary of Minutes of the 111th Meeting of the Board of Directors, Cemig Distribuição S.A., July 19, 2010

CEMIG DISTRIBUIÇÃO S.A.

LISTED COMPANY

CNPJ 06.981.180/0001-16 – NIRE 31300020568

BOARD OF DIRECTORS

SUMMARY OF MINUTES OF THE 111ST MEETING

Date, time and place:	July 19, 2010 at 5 p.m. at the Company’s head office,
Av. Barbacena 1200, 17th Floor, A1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:	Chairman: Djalma Bastos de Morais;
Secretary: Alexandre de Queiroz Rodrigues

Summary of proceedings:

I           The Chairman asked the Board Members present to state whether any of them had conflict of interest in relation to the matter on the agenda of this meeting, and all stated that there was no such conflict of interest.

II         The Board approved the minutes of this meeting.

III       The Board authorized opening of joint Administrative Tender Proceedings, with the participation of Cemig, Cemig GT, Cemig D, Cemig Telecom, Efficientia S.A., and INDI (the Minas Gerais Integrated Development Institute), provided that each participant has specific authorization for this, and subsequent contracting of two advertising agencies to provide advertising services, to carry out the activities specified in the head paragraph and in §1 of Article 2 of Law 12232/2010, through different instruments for each one of these Companies, for a period of 12 months, able to be extended, upon signature of an amendment, by up to a further 12 months, with a maximum total limit of 24 months. INDI has given an assurance that it will keep the funds in a separate specific account during the period of validity of the contracting.

The following were present:

Board members:	Djalma Bastos de Morais, Aécio Ferreira da Cunha, Antônio Adriano Silva, Arcângelo Eustáquio Torres Queiroz, Francelino Pereira dos Santos, Guy Maria Villela Paschoal,	João Camilo Penna, Fernando Henrique Schüffner Neto, Paulo Sérgio Machado Ribeiro, Cezar Manoel de Medeiros, Lauro Sérgio Vasconcelos David, Marco Antonio Rodrigues da Cunha.
Secretary:	Alexandre de Queiroz Rodrigues.

Alexandre de Queiroz Rodrigues

Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil      Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

5.                                                                                    Summary of Minutes of the 112th Meeting of the Board of Directors, Cemig Distribuição S.A., August 3, 2010

CEMIG DISTRIBUIÇÃO S.A.

LISTED COMPANY

CNPJ 06.981.180/0001-16 – NIRE 31300020568

BOARD OF DIRECTORS

SUMMARY OF MINUTES OF THE 112th MEETING

Date, time and place:	August 3, 2010 at 10.30 a.m. at the Company’s head office,
Av. Barbacena 1200, 17th Floor, A1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:	Chairman: Sergio Alair Barroso;
Secretary: Anamaria Pugedo Frade Barros

Summary of proceedings:

I          The Chairman asked the Board Members present whether they had any conflict of interest in the matters on the agenda of this meeting, and all said there was no such conflict of interest.

II        The Board approved:

a)         Change to the Internal Regulations of the Board of Directors.

b)         The minutes of this meeting.

III      The Board authorized:

a)         Signing of the First Amendment to Financing and Subsidy Contract ECFS-227/200, with Eletrobrás, for Phase II of the Light for Everyone Program (“Luz para Todos II”).

b)        Opening of administrative tender proceedings, and contracting of consumption meter reading services of the “B” Group, through micro-data collectors, under the aegis of the Invoicing Management and Control Supervision Unit, in the following regions:

Nova Suíça, Barreiro, Santa Efigênia, Cidade Nova, Santo Agostinho, Pedro II, Padre Eustáquio, Belo Horizonte, Sete Lagoas, Vespasiano, Araçaí, Baldim, Cachoeira da Prata, Caetanópolis, Capim Branco, Cardeal Mota, Confins, Cordisburgo, Fortuna de Minas, Funilândia, Inhaúma, Jaboticatubas, Jequitibá, Lagoa Santa, Matozinhos, Paraopeba, Pedro Leopoldo, Prudente de Morais, Santana de Pirapama, São José da Lapa, Taquaraçu de Minas, Santana do Riacho, Divinópolis, Passos, Formiga, Pará de Minas and Bom Despacho, for a period of 12 months, able to be extended for up to a further 48 months, with a maximum limit of 60 months, upon signature of amendments.

c)        Signing of the Financing and Subsidy Contract, with Eletrobrás, having Banco do Brasil S.A. as consenting party, for contracting of the funds for Phase III of the Light for Everyone Program (Programa Luz para Todos III).

The following were present:

Board members:	Sergio Alair Barroso, Djalma Bastos de Morais, Aécio Ferreira da Cunha, Antônio Adriano Silva, João Camilo Penna,	Francelino Pereira dos Santos, Guy Maria Villela Paschoal, Maria Estela Kubitschek Lopes, Adriano Magalhães Chaves, Cezar Manoel de Medeiros,	Franklin Moreira Gonçalves, Fernando Henrique Schüffner Neto, Arcângelo Eustáquio Torres Queiroz, Lauro Sérgio Vasconcelos David, Marco Antonio Rodrigues da Cunha, Paulo Sérgio Machado Ribeiro.
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil      Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

6.                                                                                    Summary of Principal Decisions of the 493rd Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, August 25, 2010

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF PRINCIPAL DECISIONS

At its 493rd meeting, held on August 25, 2010, the Board of Directors of Companhia Energética de Minas Gerais decided the following matters:

1.                                    Appointment of a Chief Officer to the management of Axxiom Soluções Tecnológicas S.A.

2.                                    Decision to desist from legal actions for appeal.

3.                                    Change in the composition of Committees of the Board of Directors.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

7.                                                                                    Summary of Principal Decisions of the 114th Meeting of the Board of Directors, Cemig Distribuição S.A., August 25, 2010

CEMIG DISTRIBUIÇÃO S.A.

LISTED COMPANY

CNPJ 06.981.180/0001-16

BOARD OF DIRECTORS

SUMMARY OF PRINCIPAL DECISIONS

At its 114th meeting, held on August 25, 2010, the Board of Directors of Cemig Distribuição S.A. decided the following matter:

1.   Contracting of GPRS data communication services.

2.   Signing of an amendment to a technical and financial working agreement with the Minas Gerais Rural Foundation (Ruralminas).

3.   Decision to desist from legal actions for appeal.

4.   Change in the composition of Committees of the Board of Directors.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

8.                                                                                    Summary of Principal Decisions of the 121st Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., August 25, 2010

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

LISTED COMPANY

CNPJ 06.981.176/0001-58

NIRE 31300020550

BOARD OF DIRECTORS

SUMMARY OF PRINCIPAL DECISIONS

At its 121st meeting, held on August 25, 2010, the Board of Directors of Cemig Geração e Transmissão S.A. decided the following matters:

1.            Signing of a contract to share facilities with Companhia de Transmissão Centroeste de Minas (Centroeste).

2.            Revision of the Implementation Project of EBTA (Empresa Brasileira de Transmissão de Energia S.A.).

3.            Change in the composition of Committees of the Board of Directors.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

9.                                                                                    Material Announcement – TAESA not to acquire stakes in NTE and STE, Companhia Energética de Minas Gerais – CEMIG, September 9, 2010

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NIRE 33300266003

MATERIAL ANNOUNCEMENT

Taesa not to acquire stakes in NTE and STE

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with CVM Instruction 358 of January 3, 2002, as amended, hereby publicly informs the Brazilian Securities Commission (CVM), the São Paulo Stock, Commodities and Futures Exchange (BM&F Bovespa S.A.) and the market in general, as follows:

Today, Transmissora Aliança de Energia Elétrica S.A. (“Taesa”) filed a Material Announcement giving notice of the exercise, by another stockholder in both of the following companies, of the right of preference for acquisition of:

(i)         49.99% (forty nine point nine nine percent) of the voting stock of Nordeste Transmissora de Energia Elétrica S.A. (NTE), and

(ii)      49.90% (forty nine point nine percent) of the registered capital of Sul Transmissora de Energia Elétrica S.A. (STE),

as mentioned in the Material Announcement which we published on August 6, 2010, thus making it impossible for those holdings to be acquired by Taesa.

The same Material Announcement further states that in relation to the acquisition by Taesa of 40% (forty per cent) of the registered capital of Interligação Elétrica de Minas Gerais S.A. (IEMG), the period for exercise of the right of preference by the other stockholders of IEMG end on October 6, 2010.

Cemig will keep its stockholders and the market informed on developments in relation to this transaction as they take place.

Belo Horizonte, September 9, 2010.

Luiz Fernando Rolla

Chief Officer for Finance, Investor Relations and Control of Holdings

Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil      Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

10.                                                                            Material Announcement – TAESA not to acquire stake in IEMG, Companhia Energética de Minas Gerais – CEMIG, September 13, 2010

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY
CNPJ 17.155.730/0001-64
NIRE 33300266003

MATERIAL ANNOUNCEMENT

TAESA not to acquire stake in IEMG

Complementing the information in the Material Announcements filed on August 6 and September 9, 2010, Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with CVM Instruction 358 of January 3, 2002, as amended, hereby publicly informs the Brazilian Securities Commission (CVM), the São Paulo Stock, Commodities and Futures Exchange (BM&FBovespa S.A.) and the market in general, as follows:

Today, Transmissora Aliança de Energia Elétrica S.A. (“Taesa”) published a Material Announcement stating that on today’s date it became aware of the exercise of the right of preference for acquisition of 40% of the registered capital of Interligação Elétrica de Minas Gerais S. A. (“IEMG”) by another stockholder of that company, thus making it impossible for that holding to be acquired by Taesa.

Belo Horizonte, September 13, 2010.

Luiz Fernando Rolla
Chief Officer for Finance, Investor Relations and Control of Holdings

Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil       Tel.: +55 31 3506-5024      Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

11.                                                                            Summary of the Minutes of the 115th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., June 24, 2010

CEMIG GERAçÃO E TRANSMISSãO S.A.

LISTED COMPANY
CNPJ 06.981.176/0001-58 – NIRE 31300020550

BOARD OF DIRECTORS

SUMMARY OF MINUTES OF THE 115TH MEETING

Date, time and place:	June 24, 2010, at 3.00 p.m., at the company’s head office,
Av. Barbacena 1200, 12th Floor, B1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman:	Sergio Alair Barroso;
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I           The Chairman asked the Board Members present whether they had any conflict of interest in the matters on the agenda of this meeting, and all said there was no such conflict of interest.

II         The Board approved the minutes of this meeting.

III        The Board authorized:

A)  Signature of individual operation and maintenance service contracts, with Cemig as consenting party, with: Sá Carvalho S.A., Cemig PCH S.A., Rosal Energia S.A., Usina Termelétrica Barreiro S.A. and Horizontes Energia S.A., for operation and maintenance services in the facilities and associated networks of those companies, for a period of 12 months, able to be extended, upon signature of an amendment, for a further 36 months, up to a maximum limit of 48 months.

B)  Signing of the Seventeenth Amendment to Transmission Services Contract 005/1999, with the ONS, for inclusion of strengthening works in the Company’s facilities, as per Aneel Authorizing Resolutions 1641/2008, and 2123/2009, valid from their date of signature until July 8, 2015, retroactive and producing effects from November 4, 2008 and September 29, 2009, respectively, and substitution of Appendix I of the said Contract, the amount remaining unchanged.

C)  Individual signature of the Second Amendments for Rectification and Ratification of the Financing Contracts, with Caixa Econômica Federal and Central Eólica Praia do Morgado S.A., Central Eólica Praias de Parajuru S.A. and Central Eólica Volta do Rio S.A., with Energimp S.A. (Energimp) and Inverall Construções e Bens de Capital Ltda. (Inverall) as consenting parties, to:

a)         To change line “B” of Item III of Clause 1, so that Cemig GT takes over the obligations contained therein as Stockholder Consenting Party, together with Energimp, in proportion to its stockholding.

b)         To change Paragraph 1 of Clause 14 of the Financing Contracts, so as to make them in conformity with the recent capital increases carried out by Energimp for the conclusion of the projects, and to exclude Inverall as owner of one share in the wind farms referred to.

Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil      Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

c)         To change Paragraph 9 of Clause 14 of the Financing Contracts, replacing Inverall, as stockholder responsible, jointly with Energimp, for posting the record in the Nominal Share Registry, by Cemig GT.

IV       The Board ratified:

A)  Signing of the First Amendment to Technical and Financial Working Agreement 4020000153, with Copasa, for reallocation of amounts between the projects, without alteration of the total value of the Agreement; and the Second Amendment to that Working Agreement, for reallocation of the financial resources, and also extension of the period of validity, on an exceptional basis, from 60 to 68 months, without change in the global value.

B)  The vote given in favor by the representative of Cemig GT at the Extraordinary General Meeting of Stockholders of Aliança held on June 10, 2010.

V        The following spoke on general matters and business of interest to the Company:

The Chairman;
Board member:	João Camilo Penna;
Chief Officer:	José Carlos de Mattos.

The following were present:

Board members:	Sergio Alair Barroso,	Guy Maria Villela Paschoal,
	Djalma Bastos de Morais,	Joâo Camilo Penna,
	Aécio Ferreira da Cunha,	Adriano Magalhães Chaves,
	Antônio Adriano Silva,	Cezar Manoel de Medeiros,
	Arcângelo Eustáquio Torres Queiroz,	Franklin Moreira Gonçalves,
	Francelino Pereira dos Santos,	Lauro Sérgio Vasconcelos David,
Paulo Sérgio Machado Ribeiro;
Chief Officer:	José Carlos de Mattos;
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil      Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

12.                   Summary of the Minutes of the 116th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., July 9, 2010

CEMIG GERAçÃO E TRANSMISSãO S.A.

LISTED COMPANY
CNPJ 06.981.176/0001-58 – NIRE 31300020550

BOARD OF DIRECTORS

SUMMARY OF MINUTES OF THE 116TH MEETING

Date, time and place:	July 9, 2010, at 10.00 a.m., at the company’s head office,
Av. Barbacena 1200, 12th Floor, Bl Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman:	Djalma Bastos de Morais;
	Secretary:	Alexandre de Queiroz Rodrigues.

Summary of proceedings:

I           The Chairman asked the Board Members present whether they had any conflict of interest in the matters on the agenda of this meeting, and all said there was no such conflict of interest.

II         The Chairman reported the resignation of the sitting and substitute members of the Company’s Board of Directors and Audit Board appointed by the stockholder Southern Electric Brasil Participações Ltda., as per letters in the company’s possession.

III        The Board approved:

a)       the proposal by the Chairman that the members of the Board of Directors should authorize him to call an Extraordinary General Meeting of Stockholders, to be held on August 4, 2010, at 5 p.m., to decide on the change in the composition of the Board of Directors and the Audit Board, if there is any change in the Board of Directors and the Audit Board of Cemig.

b)       The minutes of this meeting.

IV        The Board authorized signing of an Agreement for Participation in Auction and Implementation of the Colíder Hydroelectric Project, and the Contract for Constitution of Consortium, both with Ipueiras Energia S.A. (“Ipueiras”). The object of the Agreement for Participation in Auction and Implementation of the Colíder Hydroelectric Project is to define the principles, bases and conditions of agreement under which the parties, or the members of their respective groups indicated by them, undertake jointly to constitute a consortium, with the registered capital divided as to 51% for Ipueiras and 49% for Cemig GT, for participation in the Aneel Auction scheduled for July 30, 2010, for subsequent signing of a concession contract with Aneel in the event of winning that Auction, and for implementation and execution of the Colíder Project. The Contract for Constitution of a Consortium is for joint participation in that Auction on an exclusive basis, including signature of all the contracts and pre-contracts, and also the pre-contract for supply and

Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil      Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

construction of the generation works, and joint participation also in the implementation, operation, maintenance and commercial operation of the Colíder Hydroelectric Project.

V          The Board gave orientation to the members of the Board of Directors of Transmissora Aliança de Energia Elétrica S.A. appointed by Cemig GT, in the meeting of that Board to be held on July 9, 2010, to vote in favor of the authorization for Aliança to present a binding proposal to Cymi Holdings S.A. (Cymi) for acquisition of the stockholding interests in the electricity transmission concession holders Nordeste Transmissora de Energia S.A. (NTE), Sul Transmissora de Energia S.A. (STE) and Interligação Elétrica de Minas Gerais S.A. (IEMG) and, consequently, for the Executive Board of that Company immediately thereafter to negotiate the terms and enter into a share purchase agreement to carry out the transaction, subject to the conditions and limits specified in the binding proposal.

The following were present:

Board members:	Djalma Bastos de Morais,	Guy Maria Villela Paschoal,
	Aécio Ferreira da Cunha,	Maria Estela Kubitschek Lopes,
	Antônio Adriano Silva,	Paulo Sérgio Machado Ribeiro,
	Arcângelo Eustáquio Torres Queiroz,	Cezar Manoel de Medeiros,
	Francelino Pereira dos Santos,	Lauro Sérgio Vasconcelos David,
Marco Antonio Rodrigues da Cunha;
Secretary:	Alexandre de Queiroz Rodrigues

Alexandre de Queiroz Rodrigues

Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil      Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

13.                                                                            Summary of the Minutes of the 490th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, July 29, 2010

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES OF THE 490TH MEETING

Date, time and place:	July 29, 2010 at 11 a.m. at the company’s head office,
Av. Barbacena 1200, 21th Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:	Chairman: Djalma Bastos de Morais:
Secretary: Anamaria Pugedo Frade Barros.

Summary of proceedings:

I          The Chairman asked the Board Members present whether any of them had conflict of interest in relation to the matter on the agenda of meeting, and all said there was no such conflict of interest.

II        The Board approved the minutes of this meeting.

III      The Board authorized Cemig GT:

a)      To sign the private Share Purchase Contract with Light S.A., the object of which is acquisition of 49% of the shares in Lightger S.A.

b)      To sign the stockholders’ agreement with Light, to govern relations between the parties in Lightger.

c)      To alter the value of the project, Cemig GT being responsible for the amount in proportion to its stockholding interest.

d)     To make injections of capital into Lightger.

e)      To orient votes, by the representative of Cemig GT, in favor of the said capital increases in Lightger, and the respective changes in its Bylaws, at the Extraordinary General Meetings of Stockholders and in the meetings of the Board of Directors of Lightger that decide on them.

– the injections of capital to be submitted to the next Annual General Meeting of Stockholders of Cemig GT.

The following were present:

Board members:	Djalma Bastos de Morais, Aécio Ferreira da Cunha, Antônio Adriano Silva, Arcângelo Eustáquio Torres Queiroz, Francelino Pereira dos Santos,	Guy Maria Villela Paschoal, Maria Estela Kubitschek Lopes, Paulo Sérgio Machado Ribeiro, Cezar Manoel de Medeiros, Marco Antonio Rodrigues da Cunha,
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil      Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

14.                                                                            Summary of the Minutes of the 491st Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, August 3, 2010

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES OF THE 491ST MEETING

Date, time and place:	August 3, 2010 at 9.30 a.m. at the company’s head office,
Av. Barbacena 1200, 21th Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:	Chairman: Sergio Alair Barroso;
Secretary: Anamaria Pugedo Frade Barros

Summary of proceedings:

I        The Chairman asked the Board Members present whether they had any conflict of interest in the matters on the agenda of this meeting, and all said there was no such conflict of interest.

II      The Board approved:

a)    The new drafting of the Internal Regulations of this Board.

b)    The minutes of this meeting.

III     The Board authorized:

a)    Signature of the Commitment Undertaking, with Light S.A., to establish conditions and provide means for carrying out of joint actions of common interest, to promote synergy between them in subjects relating to corporate management and coordinated operation in the Electricity Sector, with period of validity of two years, able to be extended for an equal period, upon signature of an amendment.

b)    Signing of the Court settlement to close Cases 0024.06.988.154-8 and 0024.06.995.308-1.

IV     The Board re-ratified:

a)    Signature of the Second Amendment to the Contract for Constitution of the Igarapava Hydroelectric Plant Consortium, with Mineração Morro Velho Ltda., Companhia Siderúrgica Nacional (CSN), Companhia Mineira de Metais, Eletrosilex S.A. and Companhia Vale do Rio Doce (CVRD), to transfer the 5.5% interest held by Mineração Morro Velho Ltda. in the Consortium to Mineração AngloGold Ltda.

b)    Appointment of Mr. Marco Antonio Rodrigues da Cunha, for simultaneous non-remunerated exercise of functions as a sitting member of the Board of Ativas Data Center S.A., to complete the current period of office.

Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil      Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

V       Withdrawn from the agenda: The following matters were withdrawn from the agenda:

a)    Signing of a memorandum of agreement with Light S.A.

b)    Direct disposal, to Cemig Telecom, through opening of Administrative Proceedings for Exemption from Tender, of the real estate property at Rua Itambé 114, Floresta, Belo Horizonte, Minas Gerais.

The following were present:

Board members:	Sergio Alair Barroso,	Maria Estela Kubitschek Lopes,
	Djalma Bastos de Morais,	Adriano Magalhães Chaves,
	Aécio Ferreira da Cunha,	Cezar Manoel de Medeiros,
	Antônio Adriano Silva,	Fernando Henrique Schüffner Neto,
	Arcângelo Eustáquio Torres Queiroz,	Franklin Moreira Gonçalves,
	Francelino Pereira dos Santos,	Lauro Sérgio Vaseoncelos David,
	Guy Maria Villela Paschoal,	Marco Antonio Rodrigues da Cunha,
	João Camilo Penna,	Paulo Sérgio Machado Ribeiro;
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil      Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

15.                                                                            Summary of the Minutes of the 113th Meeting of the Board of Directors, Cemig Distribuição S.A., August 16, 2010

CEMIG DISTRIBUIçãO S.A.

LISTED COMPANY
CNPJ 06.981.180/0001-16 – NIRE 31300020568

BOARD OF DIRECTORS

SUMMARY OF MINUTES OF THE 113TH MEETING

Date, time and place:	August 16, 2010 at 4 p.m. at the Company’s head office,
Av. Barbacena 1200, 17th Floor, Al Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:	Chairman: Sergio Alair Barroso;
Secretary: Anamaria Pugedo Frade Barros

Summary of proceedings:

i                               The Chairman asked the Board Members present whether they had any conflict of interest in the matters on the agenda of this meeting, and all said there was no such conflict of interest.

II                         The Board approved:

a)                Changes in the composition of the Committees of the Board of Directors; and,

b)                The minutes of this meeting.

III                   The Board members decided the calendar for probable dates of Board meetings in 2010.

The following were present:

Board members:	Sergio Alair Barroso,	Saulo Alves Pereira Junior,
	Djalma Bastos de Morais,	Adriano Magalhães Chaves,
	Antônio Adriano Silva,	Cezar Manoel de Medeiros,
	Arcângelo Eustáquio Torres Queiroz,	Fernando Henrique Schüffner Neto,
	Eduardo Borges de Andrade,	Franklin Moreira Gonçalves,
	Francelino Pereira dos Santos,	Lauro Sérgio Vasconcelos David,
	Guy Maria Villela Paschoal,	Marco Antonio Rodrigues da Cunha,
	João Camilo Penna,	Newton Brandão Ferraz Ramos,
	Maria Estela Kubitschek Lopes,	Paulo Márcio de Oliveira Monteiro,
	Otávio Marques de Azevedo,	Paulo Sérgio Machado Ribeiro,
	Paulo Roberto Reckziegel Guedes,	Renato Torres de Faria,
	Ricardo Coutinho de Sena,	Ricardo Antônio Mello Castanheira,
Tarcísio Augusto Carneiro;
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil      Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.